UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

The Duckhorn Portfolio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26414D106

(CUSIP Number)

Drew Weilbacher

Mallard Holdco, LLC

c/o TSG Consumer Partners, LLC

1100 Larkspur Landing Circle Suite 360

Larkspur CA 94939

with a copy to:

Christopher Comeau

Tristan VanDeventer

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(212) 596-9361

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26414D106

1.	Names of Reporting Persons Mallard Holdco, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 61,404,559
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 61,404,559
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,404,559 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.72% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 61,404,559 shares of Company Common Stock, held directly by Mallard Holdco, LLC. Voting and investment decisions with respect to securities held by Mallard Holdco, LLC are made by a committee of three or more individuals, none of whom individually has the power to direct such decisions. The reported ownership does not include 390,457 shares of Common Stock held by TSG7 A L.P., an indirect member in Mallard Holdco, LLC.

(2)

This percentage is calculated based upon 147,165,073 shares of Common Stock outstanding as of September 26, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2024.

2

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of The Duckhorn Portfolio, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1201 Dowdell Lane, Saint Helena, California 94574.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Mallard Holdco, LLC (the “Reporting Person”), a Delaware limited liability company.

The names of the managers of the Reporting Person are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The principal business office of the Reporting Person and each of the managers of the Reporting Person is c/o TSG Consumer Partners, LLC, 1100 Larkspur Landing Circle Suite 360, Larkspur CA 94939.

(c)	The principal business of the Reporting Person is holding company for interests in the Issuer. The principal occupation of each of the managers of the Reporting Person is set forth on Schedule 1.

(d)	During the last five years, none of the Reporting Person nor any manager of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Person nor any manager of the Reporting Person was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person was organized in Delaware. The citizenship of each of the managers of the Reporting Person is set forth on Schedule 1.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer was incorporated in September 2016 as a direct subsidiary of the Reporting Person. In connection with a stock split related to the Issuer’s initial public offering on March 17, 2021 (the “IPO”), the Reporting Person received 96,098,790 shares of common stock of the Issuer. Immediately following the closing of the IPO, the Reporting Person beneficially owned 86,432,303 shares of Common Stock.

Item 4.	Purpose of Transaction

The Reporting Person filed an initial Schedule 13G on February 4, 2022, which was amended on February 14, 2023 and February 14, 2024 (together, the “Schedule 13G”), with respect to the Issuer pursuant to Rule 13d-1(d) of the Exchange Act Rules. The Reporting Person is filing this Schedule 13D to supersede the Schedule 13G.

Voting Agreement

On October 6, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Marlee Buyer, Inc. (“Parent”), and Marlee Merger Sub, Inc. (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger. In connection with the transactions contemplated by the Merger Agreement, on October 6, 2024, certain investors of the Issuer, including the Reporting Person, in their capacity as stockholders of the Company, each entered into a voting and support agreement (the “Voting Agreement”) with Parent. Under the Voting Agreement, the Reporting Person committed to vote 50,497,784 shares of Common Stock, or 34.3% of the total Common Stock issued and outstanding, among other things, in favor of the adoption of the Merger Agreement and against any competing transaction or any other action, agreement or proposal which to its knowledge would reasonably be expected to prevent or materially impede or materially delay the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement. Pursuant to the Amended and Restated Stockholders Agreement, dated as of November 16, 2023, by and among the Issuer, the Reporting Person and Brown-Forman Corporation (the “Stockholders Agreement”), the Reporting Person agreed with the Issuer that, in the event a definitive agreement contemplating a definitive sale of the Issuer was submitted to stockholders of the Issuer for adoption or approval, it would vote 11.7% of the total Common Stock issued and outstanding (to the extent beneficially owned by the Reporting Person) pro rata in accordance with the vote of all other issued and outstanding voting securities of the Issuer (excluding the Reporting Person’s voting securities).

The Voting Agreement also includes certain restrictions on transfer of the shares of Common Stock held by the Reporting Person. The Voting Agreement terminates in certain circumstances, including in connection with the Issuer’s termination of the Merger Agreement in order to accept a superior proposal. The stockholders that signed a Voting Agreement, including the Reporting Person, hold shares of Common Stock representing a majority of the Issuer’s outstanding voting power as of October 4, 2024.

The foregoing summaries of the Voting Agreement and the Stockholders Agreement do not purport to be complete and are qualified in their entirety by reference to the Voting Agreement, filed herewith as Exhibit A, and the Stockholders Agreement, filed herewith as Exhibit B, respectively.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b)	The responses of the Reporting Person with respect to Rows 7 through 13 of the cover page to this Schedule 13D are incorporated herein by reference.

The Reporting Persons beneficially own, in the aggregate, 61,404,559 shares of Common Stock, representing approximately 41.72% of the outstanding shares of Common Stock, based upon 147,165,073 shares of Common Stock outstanding as of September 26, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on October 7, 2024.

(c)

The Reporting Person and the managers of the Reporting Person have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d)

To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the managers, partners, members, affiliates or shareholders of the Reporting Person, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is hereby incorporated by reference in its entirety into this Item 6.

The Reporting Person may be deemed to be a member of a group with Parent and Brown-Forman Corporation (“Brown-Forman”), who are also stockholders of the Issuer and party to a voting and support agreement, with respect to the Issuer or the Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by virtue of being party to the Voting Agreement. Affiliates of Parent and Brown-Forman collectively own 37,909,455 shares of common stock of the Issuer. Shares beneficially owned by the Reporting Person, together with the shares beneficially owned by Parent and Brown-Forman, represent 67.5% of the Issuer’s outstanding voting securities. The Reporting Person expressly disclaims (i) any such group membership for purposes of Section 13(d) of the Exchange Act or otherwise and (ii) beneficial ownership, for purposes of Section 13(d) of the Exchange Act or otherwise, over any securities held by Parent and Brown-Forman.

Item 7.	Material to be Filed as Exhibits

A.	Voting and Support Agreement, dated October 6, 2024, by and between the Reporting Person and Parent.

B.	Amended and Restated Stockholders Agreement, dated November 16, 2023, by and among the Issuer, the Reporting Person and Brown-Forman (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on November 16, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2024

MALLARD HOLDCO, LLC

By:	/s/ Drew Weilbacher
	Name:	Drew Weilbacher
	Title:	Authorized Signatory

SCHEDULE I

Directors and Executive Officers of the Reporting Person

Name	Position with the Reporting Person	Citizenship	Principal Occupation
Daniel Costello	Manager	USA	Investment professional
Charles Esserman	Manager	USA	Investment professional
James O’Hara	Manager	USA	Investment Professional